March 31, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC  20549-7010

Attention:  Ta Tanisha Meadows

Re:	Overstock.com, Inc.
Amendment No. 1 to Item 4.01 Form 8-K
Filed March 24, 2009
File No. 000-49799

Dear Ms. Meadows:

This letter responds to your letter dated March 25, 2009 addressed to Overstock.com, Inc. (the “Company”).  The following response is numbered to correspond to the Staff’s comments.  Your comment is also set forth below for your convenience.

1.             We note your disclosure that your Audit Committee selected Grant Thornton LLP as your independent registered public accounting firm on March 23, 2009.  It is not clear whether you have actually engaged Grant Thornton.  Please revise your disclosure or acknowledge your obligation to report the engagement of a new independent registered public accounting firm in a current report on Form 8-K and to provide the disclosures required by paragraph (a)(2) of Item 304 of Regulation S-K.

RESPONSE:  In response to your comment, we are filing a Form 8-K/A to clarify that the Audit Committee both selected and engaged Grant Thornton by adding the words “and engaged” to our description in Item 4.01(b).   We have also added an explanatory note to the Form 8-K/A to explain the amendment.

At your request, the Company hereby acknowledges that:

1.             The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

2.             Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.             The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If members of the Staff have any further comments or questions or require any additional information, please contact me at 801-947-3242 or Matt Crumley at 801-947-3190.

Very truly yours,

/s/ Stephen Chesnut
Senior Vice President, Finance
Overstock.com, Inc.

Copies:	Jonathan E. Johnson III
President
Overstock.com, Inc.